David G. Peinsipp

T: +1 415 693 2177

dpeinsipp@cooley.com

February 3, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jonathan Groff
Celeste M. Murphy

Re:	Yelp Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 11, 2012
File No. 333-178030

Ladies and Gentlemen:

On behalf of Yelp Inc. (“Yelp” or the “Company”), we are submitting this letter and the following information in response to a letter, dated January 18, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on November 17, 2011, Amendment No. 1 to the Registration Statement on Form S-1, filed on December 21, 2011, and Amendment No. 2 to the Registration Statement on Form S-1, filed on January 11, 2012. We are also electronically transmitting for filing Amendment No. 3 (the “Amendment”) to the Registration Statement. We are sending a copy of this letter, the Amendment and certain supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes to Amendment No. 2 to the Registration Statement on Form S-1, filed on January 11, 2012, and will forward a courtesy package of these documents to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amendment. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

General

1.	Per comment 2 from our letter dated December 30, 2011, in each instance where you cite the more than 22 million reviews submitted, provide disclosure of the approximate number of reviews that were available on a business’s profile page (counted towards a business’s star rating) as of September 30, 2011 or a later date. Expand the disclosure added under “Contributors” on page 1 to discuss the value filtered reviews provide to current and prospective users as compared to reviews readily available on a business’s profile page. In addition, clarify on page 82 that the “nine reviews per reviewed business” statistic includes filtered and removed reviews and, therefore, the average number of reviews available on a reviewed business’s profile page is measurably less.

February 3, 2012 Page Two

In response to the Staff’s comment, the Company has added disclosure throughout the Amendment in each place where it has disclosed the number of filtered and removed reviews to include the approximate number of reviews that were available on business profile pages as of December 31, 2011. In addition, the Company has added disclosure on pages 1 and 77 of the Amendment.

In response to the Staff’s comment, the Company has added disclosure on page 81 of the Amendment to note that the reviewed businesses for which it provides an average number of reviews includes both filtered and removed reviews. The Company supplementally advises the Staff that the average number of unfiltered and unremoved reviews per reviewed business, excluding businesses with only filtered or removed reviews, is substantially the same (more than nine) as the average across all reviewed businesses and reviews, but the Company thinks it is appropriate to use the average number for all reviewed businesses to be consistent with the disclosure of the total contributed reviews.

Risk Factors, page 15

Risks Related to Our Business and Industry, page 15

Many people use smartphones and other mobile devices to access information…, page 20

2.	You state that “[i]f consumers use [your] mobile app at the expense of [your] website, [your] advertisers may stop or reduce advertising on [your] website…” Disclose whether you believe migration from the use of your website to the use of your mobile app is a trend that currently affects your business and whether you believe this trend will increase going forward. In this regard, we note that mobile app users accounted for approximately 40% of all searches on your platform during the quarter ended September 30, 2011, the bulleted risk on page 15 that you may fail to “effectively monetize [your] mobile app as usage continues to migrate toward mobile devices” and the disclosure on page two which documents the proliferation of smartphones.

In response to the Staff’s comment, the Company supplementally advises the Staff that although it believes the number of people who access information about local businesses through mobile devices has been increasing and is expected to continue to increase, the Company has not experienced any material harm to its business based on this trend. The Company has, however, identified this trend as a potential risk, which the Company believes may be mitigated by the development of effective mobile advertising solutions. In addition, although the mobile advertising market is relatively new and the Company has limited experience with mobile advertising, the Company believes that this growth is primarily complimentary to the Company’s website advertising business and it is striving to develop its mobile advertising strategy in ways that take advantage of this trend, while maintaining the quality of the mobile device user experience. The Company also supplementally advises the Staff that it has offered its mobile application on mobile devices since 2007 and has continued to see growth in its advertising revenues from its website since that time. The Company has added disclosure on page 78 of the Amendment to clarify its expectations with respect to the continued growth in usage of the Company’s mobile app.

February 3, 2012 Page Three

Our business could suffer if the jurisdictions in which we operate change the way in which they regulate the internet…, page 22

3.	We note the revised disclosure added in response to comments 9 and 10 from our letter dated December 30, 2011. In your next response clarify the statement “we do have relationships with third parties that may allow them access to user information for other purposes.” Tell us the third parties that may have access to user information, the information they may have access to, the circumstances under which they may have access to this information and the purpose of such sharing. Make clear whether this practice violates or may violate the FTC Act and other applicable privacy law. Revise your disclosure as necessary.

In response to the Staff’s comment, the Company supplementally advises the Staff that it does not rent, share, sell or trade personally identifiable information with third parties for their direct marketing purposes. The Company does, however, work with third parties that may have access to some user information for purposes other than their direct marketing. For example, when the Company outsources functions such as technical and customer support, tracking and reporting, quality assurance and payment processing to other companies, the Company makes user information available to those companies to the extent necessary for them to provide the outsourced services. The Company also allows third parties who provide advertising services to use cookies related to consumers’ use of the Company’s website, subject to consumers’ rights to opt out in certain cases. As another example, the Company may disclose information from or about a user if it has a good faith belief that such disclosure is necessary to comply with legal processes or regulations or may be helpful to prevent possible wrongdoing on the Company’s website or protect the Company’s legal or proprietary rights. The Company believes that its policies and practices comply with the FTC privacy guidelines and other applicable laws and regulations. The Company has updated the disclosure on page 24 of the Amendment accordingly.

If our security measures are compromised or if our platform is subject to attacks that degrade, page 27

4.	The language added here in response to comment 18 from our letter dated December 30, 2011 suggests that the process by which you verify an individual’s affiliation with a business entity may not ensure accurate verification. In your next response please describe this process in detail. Supplement your disclosure as appropriate to specifically identify the fact that your verification process might fail.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Amendment. In addition, the Company supplementally advises the Staff that business representatives can verify their affiliation with the business through an automated telephone verification process which requires that they be reachable at the phone number that is publicly displayed for their business listing on our platform. The applicable phone number is called by the Company’s automated system and an access code is provided to the recipient of the call, who can then use that code to verify the business listing on the Company’s website. However, as noted in the Company’s risk factors, this process may not ensure that such person is actually an authorized representative of the listed business.

February 3, 2012 Page Four

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 49

How We Generate Revenue, page 53

5.	In accordance with comment 15 from our letter dated December 30, 2011 disclose what, if any, impact you expect the de-emphasis of Yelp Deals that are emailed to your users in favor of Yelp Deals that are displayed on your website and mobile app to have on your business, including attributable growth.

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Amendment to disclose that the Company does not believe that the de-emphasis of Yelp Deals that are emailed to users in favor of Yelp Deals that are displayed on the Company’s website and mobile app will have a material effect on its business. In addition, the Company supplementally advises the Staff that, although the Company did see growth in revenues from Yelp Deals purchased through emails, as well as those displayed on the Company’s website and mobile app, these revenues were not significant compared to the Company’s total advertising revenues and the Company believes that a greater emphasis on Yelp Deals displayed on its website and mobile app that focus on demand fulfillment will ultimately prove more scalable to the Company’s business and accretive to its financial condition.

Key Metrics, page 53

6.	We note your response to comment 14 from our letter dated December 30, 2011. To provide greater clarity into the mix of advertising clients with which you have a preexisting relationship and new advertising clients please disclose the supplemental information provided in the last sentence of the first paragraph of your response. To the extent that you update your financials through December 31, 2011 please update this information as well.

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Amendment. The Company has also updated its financial information through December 31, 2011 throughout the Amendment.

*     *     *

February 3, 2012 Page Five

Please contact me at (415) 693-2177 with any questions or further comments regarding our responses to the Staff’s comments. The Company will separately provide the requested representations.

Sincerely,

/s/ David G. Peinsipp

David G. Peinsipp

cc:	Rob Krolik, Yelp Inc.
Laurence Wilson, Yelp Inc.

Craig Jacoby, Cooley LLP
Kenneth L. Guernsey, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Tim de Kay, Deloitte & Touche LLP